UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Results of the December 12, 2025 Extraordinary General Meeting

Fitell Corporation, a Cayman Islands company (the “Company”), held its extraordinary general meeting of the members of the Company (the “Meeting”) on December 12, 2025, at 10:00 a.m. local time, at Level 17, Tower 2, Lumia International Building, No.181 YanjiangXi Rd, Guangzhou, People’s Republic of China. Holders of a total of 986,251 ordinary shares, out of a total of 1,945,192 ordinary shares issued and outstanding and entitled to vote at the Meeting, voted and therefore constituting a quorum as of the record date of October 2, 2025. All resolutions presented to the shareholders at its Meeting were duly passed. Capitalized terms not otherwise defined in this report shall have the meanings assigned to them in the Company’s notice of the Meeting dated November 28, 2025.

The full text of each resolution was included in the notice of the Meeting, which was filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on November 28, 2025. The full text of each resolution is also available on the Company’s website, https://www.fitellcorp.com/investors

The board of directors of the Company is authorized to set a Share Consolidation ratio within the range to implement the Share Consolidation and make the Share Consolidation memorandum amendment of the Company accordingly within 1 calendar year after the conclusion of the Meeting.

Incorporation By Reference

The information contained in this Form 6-K shall be deemed filed with the SEC solely for purposes of incorporation by reference into and as part of the registration statements on Form F-3 (File No.333-284232) of the registrant on file with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)